August 14, 2020
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Edward M. Kelly and Geoffrey D. Kruczek

Re:	Forum Merger III Corporation Registration Statement on Form S-1 Filed July 29, 2020, as amended File No. 333-240171

Dear Mr. Kelly and Mr. Kruczek:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Forum Merger III Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on August 18, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 150 copies of the Preliminary Prospectus dated August 13, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

JEFFERIES LLC

as Representative of the Several Underwriters

JEFFERIES LLC

By: /s/ Tina Pappas
Name: Tina Pappas
Title: Managing Director

[Signature Page to Acceleration Request Letter]